Exhibit 99.1

UFC Gym and Alta Global Partnership to Drive $7,000,000 in Potential Gross Annual Revenue Across UFC’s 150+ Global Gym Network

Highlights

-	Enterprise Partnership: This collaboration will see the integration of Alta’s products and programs across UFC Gym’s extensive gym network across Mexico, Europe, and the UK.

-	Global Expansion: This strategic alliance significantly expands Alta’s reach, increasing its gym partnerships to over 650 locations worldwide.

-	Pathway from MMA fandom to participation: By incorporating the Alta Warrior Training Program into UFC Gym, millions of UFC and MMA fans will have the unique opportunity to train like their heroes. This 20-week regimen culminates in an exhilarating, fully sanctioned MMA fight, offering an unparalleled experience.

New York, NY / Accesswire / September 23, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company uniting passion and participation in global combat sports with a vision of converting 640 million fans to participants, announced its partnership with UFC Gym Group has the potential to deliver gross revenue of $7,000,000 per annum* upon roll-out of UFC Gym’s global gym footprint of over 150 gyms. The program will launch in California, scheduled to go on sale to members in September 2024. This represents Alta’s first major enterprise partnership and will look to integrate Alta’s innovative products and programs across UFC Gym’s extensive network of global gyms.

For more information about our partnership with UFC Gym Group, please visit https://www.youtube.com/watch?v=Bf4Cw01Cmig.

Nick Langton, Founder and CEO of Alta Global Group, commented, “This partnership with UFC Gym Group is a transformative milestone for Alta. By integrating our Warrior Training Program and mobile marketing platform into UFC Gym’s global network, we’re poised to significantly expand our reach while offering a unique pathway for UFC fans to experience the sport firsthand. UFC Gym is an ideal partner for us to deliver an unmatched training experience that not only elevates the gyms but also empowers participants. We’re excited about the tremendous potential this collaboration holds for driving growth and deepening the connection between 640 million MMA fans and the sport.”

Additional highlights of the partnership include:

●	Program Rollout: Alta will roll out its highly acclaimed 20-week Warrior Training Program across the United States and internationally. In the first year, these programs will be introduced in 15 locations across the US.
●	Revenue Opportunities: The Alta Warrior Training Program, which averages 24 participants per program, enables gyms to run up to two programs annually. Participants pay between $1,000 and $1,500 for the 20-week experience.
●	Mobile Marketing Platform: Furthermore, UFC Gym Group will utilize Alta’s all-in-one mobile marketing platform, Hype, to enhance customer acquisition and retention across its network of over 150 gyms. Hype, powered by Alta, operates on a traditional Software-as-a-Service (SaaS) model.
●	Extensive opportunities for growth: Currently, UFC Gym Group boasts over 150 locations in 40 countries worldwide, including 80 in the United States, with hundreds of additional gyms in development.

ABOUT UFC GYM®

UFC GYM® is the first major brand extension of UFC®, the world’s premier MMA organization, created in alliance with New Evolution Ventures™ (NeV), developers of many of the world’s most successful fitness brands. As the first to unite the benefits of MMA with fitness, the brand is not what you expect, and more than you can imagine. UFC GYM’s TRAIN DIFFERENT® approach provides members with the ultimate fitness experience and programming that secures results for all ages and training levels. With over 150 locations opened and 700 additional locations currently in development globally, UFC GYM has revolutionized the fitness industry and positively impacted countless lives worldwide. UFC GYM offers the opportunity to own and operate a franchise domestically and internationally. For more information, please visit www.ufcgym.com.

Follow UFC GYM through the below platforms:

●	FACEBOOK - Facebook.com/UFCGYM
●	YOUTUBE - Youtube.com/UFCGYM
●	INSTAGRAM, TIKTOK & X - @UFCGYM

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com or https://ir.altaglobalgroup.com/news-events/presentations for a copy of our latest corporate presentation.

Follow us on social media via Facebook, X, Instagram, or LinkedIn @trainalta.

* Economics stated above are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants. Above are on a USD basis, applying a conversion rate of 1.49 USD/AUD. The revenue projection is based on the following assumptions: the Warrior Training Program averages 24 participants per program (see Presentation dated July 8, 2024); generating USD$1,004 in gross revenue per participant (see Presentation dated July 8, 2024); each UFC Gym, consisting of both corporate owned locations and franchises, of which there are currently 150 worldwide, is proposed to run two programs annually and Alta processes 100% of the payments and distributes up to 70% back to UFC Gym. This revenue projection is contingent upon the assumptions listed above and should be considered as an estimate based on historical data and current operational strategies. Actual results may vary due to factors such as changes in participation rates, program offerings, gym expansion, and market conditions.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Dave Gentry

RedChip Companies, Inc.

C: 1-407-491-4498

T: 1-407-644-4256

E: MMA@redchip.com